Exhibit 22

List of Subsidiary Guarantors

The 4.375% Senior Notes due 2029 and the 3.375% Senior Notes due 2031 are guaranteed, jointly and severally, on an unsecured basis, by the following 100% owned subsidiaries of Qorvo, Inc., a Delaware corporation, as of March 28, 2026:

Entity	Jurisdiction of Incorporation or Organization
Amalfi Semiconductor, Inc.	Delaware
RFMD, LLC	North Carolina
Qorvo US, Inc.	Delaware
Qorvo Texas, LLC	Texas
Qorvo Oregon, Inc.	Oregon